FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 8, 2021

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

Alto Taquari Farm Sale

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), complying with the provisions of Article 157, Paragraph 4 of Law 6404/76 and of Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), informs its shareholders and the market in general that it has sold an area of 3,723 hectares (2,694 arable hectares) of Alto Taquari Farm, rural property located in the municipality of Alto Taquari – Mato Grosso state.

The total amount of the sale is 1,100 soybean bags per arable hectare or R$589.0 million (~R$218,641/arable ha). The delivery of possession of the areas and, consequently, the recognition of sales revenue, will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 arable ha), in the amount of approximately R$336.0 million and September 2024 with 1,157 arable ha, in the amount of approximately R$253.0 million. The Company will continue operating the areas until delivery it.

The buyer made an initial payment of R$16.5 million. Later this year, there will be an additional payment of R$31.4 million and the remaining balance is indexed in soybean bags with annual payments and an average term of 3.9 years.

From the accounting perspective, this plot of the Farm is valued in the Company’s books at R$31.3 million (acquisition cost + investments net of depreciation) and has an expected Internal Rate of Return (IRR) in R$ of 19.9%.

Considering this sale, we sell all the plateau areas of Alto Taquari Farm, leaving 1,308 hectares (809 arable ha) in the portfolio. The remaining area is adjacent to the areas already sold, but has different characteristics of soil and altitude and, even though it is not a plateau area, it is cultivated with sugarcane.

This sale is a milestone for the Company, not only for its size, but mainly for its capacity to generate value, optimizing operating and real estate returns, taking advantage of the good commodity cycle.

São Paulo, October 7th, 2021.

Gustavo Javier Lopez

CAO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2021	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer